UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

REPRO MED SYSTEMS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759910102

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL MANAGEMENT, LLC.

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399 5402

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759910102

1	NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,493,606 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,493,606 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,493,606 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 759910102

1	NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,493,606 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,493,606 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,493,606 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 759910102

1	NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,616,716 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,616,716 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,616,716 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.98% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 759910102

1	NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,616,716 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,616,716 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,616,716 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.98% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IN

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Repro Med Systems, Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 24 Carpenter Road, Chester, NY 10918.

Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), and Joseph M. Manko, Jr. (“Mr. Manko”) filed Schedule 13D with the Securities and Exchange Commission (the “SEC”) on May 23, 2017, as amended by Amendment No. 1 filed on December 4, 2017, Amendment No. 2 filed on December 21, 2017 and Amendment No. 3 filed on March 16, 2018 (“Schedule 13D”), to report their beneficial ownership of the shares of Common Stock of the Issuer. This Amendment No. 4 (“Amendment No. 4”) is filed with the SEC to amend and supplement Schedule 13D.

Item 2.	Identity and Background.

(a)    This statement is filed by HCPF, HCP, HCM, and Mr. Manko (Mr. Manko together with HCPF, HCP and HCM, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of Common Stock of the Issuer.

(b)    The address of the principal office of each Reporting Person is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103. The managing member of HCP and HCM is Mr. Joseph M. Manko, Jr.

(c)    The principal business of HCPF and HCP is purchasing, holding and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF. HCP is the general partner of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP.

(d)    No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Manko is a citizen of the United States of America.

Item 3.	Source and Amounts of Funds or other Consideration.

The shares of Common Stock acquired by the Reporting Persons as set forth on Schedule A attached hereto (the “Shares”) were purchased with the working capital of HCPF or HCM, as applicable (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), in open market purchases.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares,

when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The percentages used herein are calculated based upon 38,195,214 shares of Common Stock issued and outstanding as of August 6, 2018, pursuant to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 6, 2018.

As of the close of business on September 14, 2018:

1. HCPF

(a) Amount beneficially owned: 7,493,606*

(b) Percent of class: 19.12%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,493,606*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 7,493,606*

2. HCP

(a) Amount beneficially owned: 7,493,606*

(b) Percent of class: 19.12%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,493,606*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 7,493,606 *

3. HCM

(a) Amount beneficially owned: 8,616,716*

(b) Percent of class: 21.98%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 8,616,716*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 8,616,716*

4. Mr. Manko

(a) Amount beneficially owned: 8,616,716*

(b) Percent of class: 21.98%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 8,616,716*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 8,616,716*

* HCPF owns directly 6,493,606 shares of Common Stock. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. HCM also acts as an investment adviser to certain managed accounts. Under investment management agreements with managed account clients, HCM has investment and voting power with respect to 1,123,110 shares of Common Stock held in the client managed accounts. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP. By reason of the provisions of Rule 13d-3 of the Act, each of HCM and Mr. Manko may be deemed to beneficially own 8,616,716 shares of Common Stock, and HCP may be deemed to beneficially own 7,493,606 shares of Common Stock held by HCPF. 1,000,000 shares of Common Stock issuable upon the exercise of the Warrant, dated August 8, 2014, issued to HCPF pursuant to the Securities Purchase Agreement (the “SPA”) with the Issuer, dated August 8, 2014, are included in the Reporting Persons’ beneficial ownership. The Warrant includes a conversion cap that precludes HCPF from exercising the Warrant to the extent that HCPF would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Act) in excess of 9.99% of the shares of Common Stock then outstanding, unless HCPF elects to waive this provision with the agreement of the Issuer. On August 31, 2018 HCPF waived this provision and the Issuer acknowledged the waiver on September 12, 2018. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Amendment No. 4.

(c)    Schedule A attached to this Amendment No. 4 and incorporated herein by reference lists all transaction in the Purchased Shares effected by the Reporting Persons during the past sixty days.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

HCPF entered into the SPA and was issued the Warrant described in Item 4 above. Mr. Manko is a member of the Issuer’s Board of Directors.

The Reporting Persons have entered into a Joint Filing Agreement, pursuant to which they have agreed to file this Amendment No. 4 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The responses to Items 3, 4, and 5 of this Amendment No. 3 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 22, 2017, incorporated by reference to Exhibit 1 to Schedule 13D filed with the SEC on May 23, 2017.

Exhibit 2	Securities Purchase Agreement dated, August 8, 2014, between the Issuer and HCPF and the Warrant, dated August 8, 2014, incorporated by reference to Exhibit 4.1 of the Issuer’s Annual Report on Form 10-K filed by the Issuer on May 8, 2015.

Exhibit 3	Schedule A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 14, 2018	HORTON CAPITAL PARTNERS FUND, LP

	By:	Horton Capital Partners, LLC, its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.